Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 30, 2015	NR 09 - 2015

Avrupa announces $400,000 private placement

Avrupa Minerals Ltd. (AVU:TSXV) has arranged a private placement of 4 million units at $0.10 per unit for gross proceeds of $400,000. Each unit will have a four-month hold period and is comprised of one common share plus a warrant to purchase another common share at $0.15 for a period of three years.

During 2014 and 2015, Avrupa has achieved the following:

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Continued with two joint ventures and added two new ones for a total of four active Joint Ventures, and concluded one exploration alliance.

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Reported significant drill results from the Alvalade Project in Portugal for copper, zinc, and lead results.

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Reported intervals of high grade gold from 5 holes drilling at the Slivovo Project in Kosovo.

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Raised a total of $1.5 million including this offering.

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Reported a resource estimate from its Covas Tungsten project in Northern Portugal, arranged by its JV partner.

Avrupa generally funds exploration by bringing in partners on its mineral exploration projects. In line with that, the proceeds of the private placement will mostly be used for administration costs and early stage exploration, with the aim of upgrading present projects to be ready for joint venture.

The private placement subscribers include some strategic investors that are excited about the recent success that the Avrupa geological team has had in Portugal and Kosovo, and who plan to assist the Company with new contacts and networks of potential partners, investors and advisors.

The offering is fully subscribed and will be closed shortly. Avrupa may pay commission to qualified finders.

Avrupa currently has 44,555,797 common shares outstanding which will increase to 48,555,797 common shares upon completion of this financing. Avrupa’s core strategic shareholder group continues to hold a significant amount of the shares of Avrupa, including insiders, Altius, and certain individual investors.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two (one under application) in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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